Exhibit 4.20

CONVERTIBLE PROMISSORY NOTE

$150,000	July 13, 2007
San Antonio, Texas

For value received, NetSapiens, Inc., a Delaware corporation (the “Company”), promises to pay to ATSI Communications, Inc (the “Holder”), at the location specified below for notice, the principal sum of $150,000 (One Hundred and Fifty Thousand Dollars), or the amount thereof that has been funded as set forth herein, whichever is less, together with interest from the date of this Note on the unpaid principal amount of this Note from time to time outstanding at a rate equal to 8.00% per annum, compounded annually, based on a year of 365 or 366 days, as the case may be. This Note is subject to the following terms and conditions.

1. Funding.This Note shall be funded by the Holder in five (5) installments as follows, subject however to the Holder’s determination before each installment that the Company is creditworthy, which determination shall be the sole discretion of the Holder:

a.	The first installment shall be in the amount of FIFTY THOUSAND and NO/100 UNITED STATES DOLLARS ($50,000.00) and shall be funded on July 13, 2007;

b.	The second installment shall be in the amount of TWENTY-FIVE THOUSAND and NO/100 UNITED STATES DOLLARS ($25,000.00) and shall be funded August 13, 2007;

c.	The third installment shall be in the amount of TWENTY-FIVE THOUSAND and NO/100 UNITED STATES DOLLARS ($25,000.00) and shall be funded September 13, 2007;

d.	The fourth installment shall be in the amount of TWENTY-FIVE THOUSAND and NO/100 UNITED STATES DOLLARS ($25,000.00) and shall be funded October 13, 2007;

e.	The fifth and final installment shall be in the amount of TWENTY-FIVE THOUSAND and NO/100 UNITED STATES DOLLARS ($25,000.00) and shall be funded November 13, 2007;

provided, however, that the Holder shall have no obligation to fund any installment and shall have no liability for Holder’s decision to withhold funding of any installment for any reason.

2. Maturity. Unless converted as provided in Section 4, this Note will automatically mature and be due and payable on the earlier of (a) June 26, 2008, or (b) the date of a Change in Control, as herein after defined (the “Maturity Date”). Notwithstanding the foregoing, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the insolvency of the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of 90 days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company. The term “Change of Control” shall mean any transaction or series of transactions involving (i) the sale, conveyance or other disposition of all or substantially all of the Company’s assets, property or business; (ii) the merger of the Company with or into or consolidation of the Company with any other corporation, limited liability company or other entity; or (iii) in which any person acquires or would become the beneficial owner of more than 20% of the voting power of the Company (assuming the conversion of all convertible securities and the exercise of all options, warrants and other rights to acquire voting securities), provided that the term “Change of Control” shall not include: (A) a merger of the Company in which the Company is the surviving entity and the stockholders of the Company immediately prior to the transaction own at least 51% of the voting power of the Company after the transaction, assuming the conversion of all convertible securities and the exercise of all options, warrants or other rights to purchase voting securities, or (B) a merger of the Company in which the Company is not the surviving entity and in which all of the outstanding voting securities of the surviving corporation, assuming the conversion of all convertible securities and the exercise of all options, warrants and other rights to purchase voting securities, are owned in by the stockholders of the Company immediately prior to the transaction in the same percentages as the voting securities of the Company were owned by such stockholders prior to the transaction, or (C) the acquisition of voting securities by any person that owns 20% or more of the voting power of the Company on the date of this Note.

3. Waivers by the Company. Except to the extent, if any, that notice of default is expressly required herein, the Company, and any and all co-makers, endorsers, guarantors and sureties severally waive notice (including, but not limited to, notice of intent to accelerate and notice of acceleration, notice of protest and notice of dishonor), demand, presentment for payment, protest, diligence in collecting and the filing of suit for the purpose of fixing liability and consent that the time of payment hereof may be extended and re-extended from time to time without notice to any of them.

4. Grant of License and Conversion.

(a) License. As additional consideration for the Holder to fund this Note, the Company will grant to the Holder a License for the use of certain Products as set forth in the attached License Agreement (the “License”).

(b)  Conversion. The entire principal amount from time to time outstanding of, and accrued interest on, this Note may be converted at the option of the Holder into a perpetual paid up license in accordance with the terms of the License.

(c) Mechanics and Effect of Conversion. The Holder of this Note may elect to convert all, but not less than all, of the principal amount and accrued interest into the License as set forth in Section 4(a) by providing the Company with written notice of conversion (a “Conversion Notice”) at any time prior to or after the Maturity Date. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities with regard to the repayment of the principal of or accrued interest on this Note. From and after such conversion, the Holder shall have the obligation to fund any and all remaining installments under this note on the later of (i) the date that such installment was originally scheduled for funding; or (ii) the date of such conversion; provided, however, that in either event, the Holder shall not have any obligation to fund the remaining installments under this Note notwithstanding the conversion hereof if the Company is in default of any provision of this Note or the License at the time of conversion.

5. Payment; Prepayment. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal. Prepayment of this Note may be made at any time without penalty.

6. Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

7. Governing Law; Jurisdiction and Venue. This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Texas, without giving effect to principles of conflicts of law. Any action to collect this Note or relating to the enforcement or interpretation of this Note shall be brought in the state courts, or if they can obtain subject matter jurisdiction, the Federal Courts sitting in Bexar County Texas, to whose jurisdiction and which venue the Company agrees. To the maximum extent permitted by law, the Company waives any claim that such jurisdiction or venue is improper or inconvenient and agrees to submit to the personal jurisdiction of such courts.

8. Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, each Holder and each transferee of any Note.

9. Action to Collect on Note. If action is instituted to collect on this Note, the losong party promises to pay all costs and expenses, including reasonable attorney’s fees, incurred in connection with such action.

10. Usury. It is expressly provided and stipulated that notwithstanding any provision of this Note or any other instrument evidencing or securing the indebtedness evidenced hereby, in no event shall the aggregate of all interest paid by the Company to the Holder hereunder ever exceed the Maximum Nonusurious Rate of interest (as hereinafter defined) which may lawfully be charged the Company under the laws of the State of Texas or the United States Federal Government, as applicable, on the principal balance of this Note remaining unpaid. If under any circumstances the aggregate amounts paid on the indebtedness evidenced by this Note prior to and incident to the final payment hereof include amounts which by law are deemed interest and which would exceed the Maximum Nonusurious Rate of interest which could lawfully have been charged or collected on this Note, the Company stipulates that (a) any non-principal payment shall be characterized as an expense, fee, or premium rather than as interest, and any excess shall be credited hereon by the holder hereof (or, if this Note shall have been paid in full, refunded to the Company); (b) determination of the rate of interest for determining whether the indebtedness evidenced hereby is usurious shall be made by amortizing, prorating, allocating, and spreading, in equal parts during the full stated term of such indebtedness, all interest at any time contracted for, charged, or received from the Company in connection with such indebtedness, and any excess shall be canceled, credited or refunded as set forth in (a) herein. The term "Maximum Nonusurious Rate of interest" which may be charged as herein contemplated shall be the indicated rate ceiling from time to time in effect pursuant to the applicable provisions of the Texas Finance Code, as amended, provided that Payee may also rely on any alternative Maximum Nonusurious Rate of interest provided by other applicable laws if such other rates are higher than that allowed by said Article, as amended.

11. Paragraph Headings. Paragraph headings appearing in this Note are for convenient reference only and shall not be used to interpret or limit the meaning of any provision of this Note.

12. Severability. If any provision of this Note is held to be illegal, invalid or unenforceable under present or future laws, the legality, validity and enforceability of the remaining provisions of this Note shall not be affected thereby, and this Note shall be liberally construed so as to carry out the intent of the parties to it.

13. Notices. Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering it against receipt for it, by depositing it with an overnight delivery service or by depositing it in a receptacle maintained by the United States Postal Service, postage prepaid, registered or certified mail, return receipt requested, addressed to the respective parties as follows (and if so given, shall be deemed given when mailed):

If to the Company:	NetSapiens, Inc.
Attn: Anand J. Buch, CEO

If to the Holder:	ATSI Communications, Inc.
Attn: Art Smith, CEO
3201 Cherry Ridge Road
Suite 300C
San Antonio, TX 78230

The Company's address for notice may be changed at any time and from time to time, but only after thirty (30) days' advance written notice to the Holder and shall be the most recent such address furnished in writing by the Company to the Holder. The Holder's address for notice may be changed at any time and from time to time, but only after ten (10) days' advance written notice to the Company and shall be the most recent such address furnished in writing by Holder to the Company. Actual notice, however and from whomever given or received, shall always be effective when received.

14. Entire Agreement. This Note and the License embody the entire agreement and understanding between the Company and the Holder with respect to their subject matter and supersede all prior conflicting or inconsistent agreements, consents and understandings relating to such subject matter. The Company acknowledges and agrees that there is no oral agreement between the Company and the Holder which has not been incorporated in this Note..

NETSAPIENS, INC.

By: /S/ Anand J. Buch
Name: Anand J. Buch
Title: Chief Executive Officer